Exhibit 99.1

Taboola Announces Launch of a Native Bidding Service, Facilitating Expansion to Display, Social Networks and Other Platforms to Fuel Even Faster Growth, and Signs New Microsoft Agreement Through July 2024

New bidding service is slated to go live by end of Q1 2022

NEW YORK, Dec. 21, 2021 -- Taboola (NASDAQ:TBLA) a global leader in powering recommendations for the open web, helping people discover things they may like, today announced the launch of a new native bidding service, allowing Taboola to extend its existing and growing 14,000 advertiser base to other supply types such as display advertising inventory, social networks and others.

Microsoft, a long-term strategic Taboola partner, has supported Taboola in the design of the new bidding service, which will accrue to Taboola’s goal to drive even more growth for both companies and to fully leverage the opportunity of the open RTB space. As a result, Taboola has signed a new agreement with Microsoft through July 2024.

Historically, Taboola and Microsoft had a revenue share arrangement. In utilizing the new service, Taboola can drive higher ex-TAC revenue and can drive even faster growth. The new Taboola bidding service will also provide more growth opportunities for advertisers.

“I’m so thankful for our friends at Microsoft for not only being a long-standing partner, but also for encouraging our long-term investment in the new bidding service, which will drive growth for the advertising community, Microsoft and Taboola,” said Adam Singolda, founder and CEO Taboola. “On the back of massive growth in our industry, including digital platforms such as display and social networks - we intend to repurpose this bidding technology across social networks, display inventory and to be piloted on Microsoft’s digital properties in 2022.”

“We are excited to continue our work with Taboola as an open RTB bidding partner on the Microsoft Exchange. Going forward, this investment positions Microsoft and Taboola to bring even more value to advertisers, agencies and publishers alike and to empower them in new ways in the future,” said Kya Sainsbury-Carter, VP Global Partner Sales Microsoft.

Taboola reaffirms its previously issued guidance for 2021 and 2022. Taboola will provide progress updates in 2022 on the integration of its new native bidding service with Microsoft and across display inventory, social networks and more.

About Taboola
Taboola powers recommendations for the open web, helping people discover things they may like.

The company’s platform, powered by artificial intelligence, is used by digital properties, including websites, devices and mobile apps, to drive monetization and user engagement. Taboola has long-term partnerships with some of the top digital properties in the world, including CNBC, BBC, NBC News, Business Insider, The Independent and El Mundo.

More than 14,000 advertisers use Taboola to reach over 500 million daily active users in a brand-safe environment. Following the acquisition of Connexity in 2021, Taboola is a leader in powering e-commerce recommendations, driving more than 1 million monthly transactions each month. Leading brands including Walmart, Macy’s, Wayfair, Skechers and eBay are among key customers.

Learn more at www.taboola.com and follow @taboola on Twitter.

Note Regarding Forward-Looking Statements
Certain statements in this press release are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Taboola.com Ltd. (the “Company”). Examples of such forward-looking statements include, but are not limited to, statements regarding the expected timing and scope of the proposed native bidding service; expected growth for the Company, Microsoft and advertisers from such service; the Company’s ability to grow its advertiser base and expand its advertising to display inventory, social networks and other platforms via the new service; and the reaffirmation of the previously issued guidance for 2021 and 2022.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Uncertainties and risk factors that could affect the Company’s future performance and cause results to differ from the forward-looking statements in this press release include, but are not limited to: the terms of any new arrangements between the Company and Microsoft, which may not occur or may be less favorable to the Company than the existing arrangements; the Company’s ability to launch the new bidding service on the currently anticipated schedule or at all; market acceptance of the new service and the Company’s ability to attract new or existing new digital properties and advertisers, to the new service; costs related to the introduction and operation of the new service; the timing and amount of any margin, profitability or other financial contributions of the new service; the risk that the new service results in a decline in the Company’s financial performance during the preparation and roll out of the new service and beyond; in the intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale the Company’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in the Company’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with the Company’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of the Company’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that the Company is incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s registration statement on Form F-1 as amended and filed on September 30, 2021 and in subsequent filings with the Securities and Exchange Commission.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made. The Company undertakes no duty to update these forward-looking statements except as may be required by law.

Contacts

Press:
Dave Struzzi
press@taboola.com

Investors:
Jennifer Horsley
investors@taboola.com